Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ANDERSEN GROUP INC.

(Pursuant to Section 241 and 245 of

the General Corporation Law of the State of Delaware)

Andersen Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is Andersen Group Inc. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was April 15, 2025.

SECOND: This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) amends and restates in its entirety the Corporation’s certificate of incorporation as currently in effect and has been duly adopted in accordance with the provisions of Sections 241 and 245 of the General Corporation Law of the State of Delaware (as from time to time in effect, the “General Corporation Law”), by written consent in accordance with the provisions of Section 228 of the General Corporation Law. The Corporation has not received any payment for any shares of its stock. The effective date of this Certificate of Incorporation shall be the date it is filed with the Secretary of State of the State of Delaware.

THIRD: This Certificate of Incorporation of the corporation is hereby amended and restated in its entirety to read as follows:

1. Name. The name of the Corporation is Andersen Group Inc.

2. Address; Registered Office and Agent. The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, City of Wilmington, New Castle County, State of Delaware 19808 and the name of its registered agent at such address is the Corporation Service Company.

3. Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

4. Number of Shares.

4.1 The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,400,000,000 shares, which shall be divided into two classes, consisting of 1,300,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). The Common Stock shall be divided into two series, of which 1,000,000,000 shares are designated as Class A common stock (the “Class A Common Stock”) and 300,000,000 shares are designated as Class B common stock (the “Class B Common Stock”). For the avoidance of doubt, each of the Class A Common Stock and Class B Common Stock is a series of the class of Common Stock for all purposes, including, without limitation, under Section 242 of the General Corporation Law.

4.2 Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased, in each case by the requisite vote of the stockholders of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, without a separate class vote of the holders of Common Stock or Preferred Stock, unless a vote of any such holders is expressly required pursuant to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock). Notwithstanding anything to the contrary herein, (i) the number of authorized shares of any class of stock may not be decreased below the number of shares of such class then outstanding, and (ii) the number of shares of any series of Common Stock that have been designated for issuance as shares of such series may not be decreased below the number of shares of such series then outstanding, plus in the case of Class A Common Stock following the Admission Event, the number of shares of Class A Common Stock issuable in connection with (x) the redemption or exchange of all outstanding Class X Umbrella Units, pursuant to Section 10.01 of the AT Umbrella LLC Agreement, and (y) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights to acquire shares of Class A Common Stock.

5. Classes of Shares. The designation, relative rights, preferences and limitations of the shares of each class of stock (and, in the case of the Common Stock, each series thereof) are as follows:

5.1 Common Stock.

(i) Voting Rights.

(1) Each holder of Class A Common Stock will be entitled to one (1) vote for each outstanding share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Each holder of Class B Common Stock will be entitled to ten (10) votes for each outstanding share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except that, each holder of Class B Common Stock will be entitled to one (1) vote per share on all matters on which stockholders generally are entitled to vote automatically from and after the date of the Triggering Event. Notwithstanding the foregoing, in each case, to the fullest extent permitted by law and subject to Section 5.1(i)(2), holders of shares of each series of Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding series of Preferred Stock if the holders of such series of Preferred Stock are entitled to vote thereon separately as a series or separately as a class with one or more other such series under this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or under General Corporation Law.

(2) In addition to any vote required by law or the other provisions of this Certificate of Incorporation, (a) any amendment to this Certificate of Incorporation (including by merger, consolidation, conversion, domestication, reorganization or similar event) that would alter or change the powers, preferences or special rights of the Class A Common Stock in a manner that is materially and disproportionately adverse as compared to the Class B Common Stock must be approved by the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote thereon, voting as a separate series, and (b) any amendment to this Certificate of Incorporation (including by merger, consolidation, conversion, domestication, reorganization or similar event) that would alter or change the powers, preferences or special rights of the Class B Common Stock in a manner that is materially and disproportionately adverse as compared to the Class A Common Stock must be approved by the holders of a majority of the outstanding shares of Class B Common Stock entitled to vote thereon, voting as a separate series, it being understood that any merger, consolidation, conversion, domestication, reorganization or other similar event following the Admission Event shall not be deemed an amendment hereof if such merger, consolidation, conversion, domestication, reorganization or similar event (x) constitutes a Disposition Event in which holders of Class X Umbrella Units are required to exchange such Class X Umbrella Units pursuant to Section 10.04 of the AT Umbrella LLC Agreement in such Disposition Event and receive consideration in such Disposition Event in accordance with the terms of the AT Umbrella LLC Agreement as in effect prior to such Disposition Event and (y) provides for payments under or in respect of the tax receivable or similar agreement entered into by the Corporation from time to time with any holders of Common Stock and/or securities of AT Umbrella LLC to be made in connection with any such merger, consolidation, conversion, domestication, reorganization or other similar event in accordance with the terms of such tax receivable or similar agreement as in effect prior to such merger, consolidation, conversion, domestication, reorganization or other similar event.

(3) Except as otherwise provided by this Certificate of Incorporation or required by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of any outstanding series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such series of Preferred Stock).

(4) Notwithstanding anything herein to the contrary, if at any time following the Admission Event and prior to the occurrence of the Triggering Event the ratio at which Class X Umbrella Units are redeemable or exchangeable for shares of Class A Common Stock pursuant to Article X of the AT Umbrella LLC Agreement is amended, the number of votes per share of Class B Common Stock to which holders of outstanding shares of Class B Common Stock are entitled pursuant to Section 5.1(i)(1) shall be automatically equitably adjusted accordingly.

(ii) Dividends; Stock Splits or Combinations.

(1) Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends of cash, shares of stock of the Corporation or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine.

(2) Except as provided in Section 5.1(ii)(3) with respect to stock dividends (or dividends of rights or options to acquire stock), dividends of cash or property may not be declared or paid on shares of Class B Common Stock.

(3) In no event will any stock dividend, stock split, reverse stock split, subdivision or combination of stock, reclassification or recapitalization be declared or made on or in respect of shares of any series of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment is declared or made on in respect of the outstanding shares of the other series of Common Stock in the same proportion and the same manner and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all Units; provided, however, stock dividends (or dividends of rights or options to acquire stock) declared with respect to each series of Common Stock may only be paid with shares of stock (or rights or options to acquire stock) of the same series of Common Stock.

(iii) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock , the holders of all outstanding shares of Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the

Corporation available for distribution to stockholders. Following the Admission Event and without limiting the rights of the holders of Paired Interests to redeem or exchange their Class X Umbrella Units for shares of Class A Common Stock in accordance with Section 10.01 of the AT Umbrella LLC Agreement (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

5.2 Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the Board pursuant to authority so to do which is hereby expressly vested in the Board. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Each series of shares of Preferred Stock: (i) may have such voting rights or powers, full or limited, if any; (ii) may be subject to redemption at such time or times and at such prices, if any; (iii) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock, if any; (iv) may have such rights upon the voluntary or involuntary liquidation, winding-up or dissolution of, upon any distribution of the assets of, or in the event of any merger, sale or consolidation of, the Corporation, if any; (v) may be made convertible into or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation (or any other securities of the Corporation or any other Person) at such price or prices or at such rates of exchange and with such adjustments, if any; (vi) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts, if any; (vii) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of, any outstanding shares of the Corporation, if any; (viii) may be subject to restrictions on transfer or registration of transfer, or on the amount of shares that may be owned by any Person or group of Persons; and (ix) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, if any; all as shall be stated in said resolution or resolutions of the Board providing for the designation and issue of such shares of Preferred Stock.

6. Class B Common Stock

6.1 Retirement of Class B Common Stock. A holder of shares of Class B Common Stock may surrender such holder’s shares of Class B Common Stock to the Corporation for no consideration at any time. Following the surrender of any shares of Class B Common Stock to the Corporation, the shares so surrendered shall be cancelled and retired and shall not be reissued by the Corporation. Following the Admission Event, to the extent that any holder of shares of Class B Common Stock exercises such holder’s right pursuant to Section 10.01 of the AT Umbrella LLC Agreement to have its Class X Umbrella Units redeemed by AT Umbrella LLC in accordance with the AT Umbrella LLC Agreement, then simultaneous with the payment of cash or Class A Common Stock consideration to such holder by AT Umbrella LLC (in the case of a redemption) or the Corporation (in the case of an election by the Corporation pursuant to the

AT Umbrella LLC to effect a direct exchange with such holder) in accordance with the AT Umbrella LLC Agreement, the Corporation shall cancel for no consideration a number of shares of Class B Common Stock registered in the name of the redeeming or exchanging holder equal to the number of Class X Umbrella Units held by such holder that are redeemed or exchanged in such redemption or exchange transaction.

6.2 Transfer of Class B Common Stock. Following the Admission Event, except as set forth in Section 6.1, no holder of Class B Common Stock may Transfer shares of Class B Common Stock, as applicable, to any Person unless such holder Transfers a corresponding number of Units comprising a Paired Interest with the Class B Common Stock to the same Person in accordance with the provisions of the AT Umbrella LLC Agreement. If any outstanding share of Class B Common Stock ceases to be held by a holder of the Unit corresponding to such share, such share shall automatically and without further action on the part of the Corporation or such holder of Class B Common Stock, as applicable, be transferred to the Corporation for no consideration and retired.

6.3 Reservation of Shares of Class A Common Stock. Following the Admission Event, the Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance upon exchange of Paired Interests, the number of shares of Class A Common Stock that are issuable upon conversion of all outstanding Paired Interests, pursuant to Section 10.01 of the AT Umbrella LLC Agreement. The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange of such Paired Interests will, upon issuance, be validly issued, fully paid and non-assessable.

6.4 Taxes. Following the Admission Event, the issuance of shares of Class A Common Stock upon the exercise by the holders of Class X Umbrella Units of their right under Section 10.01 of the AT Umbrella LLC Agreement to redeem or exchange Class X Umbrella Units will be made without charge to the holders of Class X Umbrella Units for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the Class X Umbrella Units being redeemed or exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

6.5 Class B Common Stock Issuance Rights. Following the Admission Event, to the extent Units are issued pursuant to the AT Umbrella LLC Agreement to anyone other than the Corporation or a wholly owned subsidiary of the Corporation (including pursuant to Article III (or any equivalent successor provision) of the AT Umbrella LLC Agreement), Aggregator, at its sole discretion, shall have the power to issue (or may direct the Corporation to issue) an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) to the same Person to which such Units are issued for consideration having a value equal to the par value thereof.

7. Board of Directors.

7.1 Number of Directors; Composition of the Board.

(i) Except as otherwise provided in this Certificate of Incorporation or the General Corporation Law, the business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Unless and except to the extent that the Amended and Restated By-laws of the Corporation (as such By-laws may be amended from time to time, the “By-laws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot. Until the

Triggering Event, subject to the special rights, if any, of one or more outstanding series of Preferred Stock to elect additional Directors, the Board will consist of a single class of Directors, all of whom shall be elected at each annual meeting of stockholders. Subject to the special rights, if any, of one or more outstanding series of Preferred Stock to elect additional Directors, the total number of Directors constituting the entire Board shall be fixed from time to time by resolution of the majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” will mean the total number of authorized directors, whether or not there exist any vacancies in previously authorized directorships. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent directors.

(ii) During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 5.2 (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (i) the then total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of the related Preferred Stock shall be entitled to elect the Preferred Stock Directors pursuant to the provisions of the Board’s designation for the series of Preferred Stock and (ii) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate (and any such Preferred Stock Director shall thereupon cease to be qualified as, and shall cease to serve as, a Director) and the total and authorized number of Directors shall be reduced accordingly.

7.2 Classified Board. Following the Triggering Event, the Board (other than Preferred Stock Directors) shall be divided into three (3) classes designated Class I, Class II and Class III. Class I Directors shall initially serve until the first annual meeting of stockholders following the Triggering Event; Class II Directors shall initially serve until the second annual meeting of stockholders following the Triggering Event; and Class III Directors shall initially serve until the third annual meeting of stockholders following Triggering Event. Commencing with the first annual meeting of stockholders following the Triggering Event, each Director of each class the term of which shall then expire shall be elected to hold office for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such Director was elected. Immediately following the Triggering Event, the Board is authorized to designate the Directors (other than any Preferred Stock Directors) then in office as Class I Directors, Class II Directors or Class III Directors.

7.3 Vacancies and Newly Created Directorships. Subject to applicable law and the special rights, if any, of the holders of any one or more outstanding series of Preferred Stock to elect Preferred Stock Directors, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, disability, resignation, retirement, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, or by the sole remaining Director and shall not be filled by the stockholders. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his or her successor shall be duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the number of Directors shall shorten the term of any Director then in office.

7.4 Removal of Directors. Except for Preferred Stock Directors, any Director or the entire Board may be removed from office at any time, but only for cause by the affirmative vote of the holders of seventy-five percent (75%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class; provided, however, that, except as otherwise provided in this Certificate of Incorporation (including any certificate of designation in respect of any series of Preferred Stock) with respect to any Preferred Stock Director, until the Triggering Event, any Director may be removed with or without cause by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.

8. Meetings of Stockholders.

8.1 Action by Written Consent. From and after the date of the Triggering Event, any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a series, or, to the extent expressly permitted by the certificate of designation relating to one or more series of Preferred Stock, by the holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be effected by the consent in writing of the requisite holders of Class B Common Stock entitled to vote thereon, voting separately as a single series, or by consent in writing of the requisite holders of such series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, as applicable, in lieu of a duly called annual or special meeting of holders of Class B Common Stock or such series of Preferred Stock, as the case may be. Until the Triggering Event, any action required or permitted to be taken by the stockholders of the Corporation may be effected by the consent in writing of the requisite stockholders of the Corporation entitled to vote thereon in lieu of a duly called annual or special meeting of stockholders.

8.2 Meetings of Stockholders. (i) An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place (and/or by such means of remote communication), on such date, and at such time as the Board shall determine.

(ii) Subject to any special rights of the holders of any series of Preferred Stock, special meetings of stockholders of the Corporation may be called only (1) by or at the direction of the Board pursuant to a written resolution adopted by a majority of the Whole Board or (2) by or at the direction of the Chairman or the Chief Executive Officer. In addition, until the Triggering Event (but not thereafter), special meetings of stockholders of the Corporation may be called by the Secretary of the Corporation at the request of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, acting together as a single class. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. From and after the date of the Triggering Event, the ability of the stockholders to call or request the calling of a special meeting is specifically denied.

8.3 No Cumulative Voting. There shall be no cumulative voting in the election of directors.

9. Business Combinations.

9.1 The Corporation hereby expressly elects not to be governed by Section 203 of the General Corporation Law.

9.2 Notwithstanding the foregoing, from and after the date of the Triggering Event (and provided a series of Common Stock is then registered under Section 12(b) or 12(g) of the Exchange Act of 1934), the Corporation shall not engage in any business combination (as defined below), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(i) prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

9.3 For purposes of this Article 9, references to:

(i) “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii) “associate,” when used to indicate a relationship with any person, means: (a) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer, managing director or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (b) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii) “Andersen Direct Transferee” means any person that acquires (other than in a registered public offering) directly from Aggregator, any associate of the Corporation or any of its Affiliates, beneficial ownership of 15% or more of the then-outstanding voting stock of the Corporation.

(iv) “Andersen Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Andersen Direct Transferee or any other Andersen Indirect Transferee beneficial ownership of 15% or more of the then-outstanding voting stock of the Corporation.

(v) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (1) with the interested stockholder, or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 9.2 is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (2) pursuant to a merger under Section 251(g) of the General Corporation Law; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (4) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (5) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (3) through (5) of this subsection (c) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(vi) “control,” including the terms “controlling,” “controlled by” and “under common control with,” shall have the meaning set forth in Section 17.

(vii) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (a) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (b) is an Affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the Affiliates and associates of such person; but “interested stockholder” shall not include (1) Aggregator, any Andersen Direct Transferee, any Andersen Indirect Transferee or any of their respective Affiliates or successors, or (2) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (2) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(viii) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:

a. beneficially owns such stock, directly or indirectly; or

b. has (1) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (2) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.

(ix) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(x) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(xi) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

10. Limitation of Liability.

10.1 To the fullest extent permitted under the General Corporation Law, as amended from time to time, no Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director or officer.

10.2 Any amendment or repeal of Section 10.1 shall not adversely affect any right or protection of a Director or officer hereunder in respect of any act or omission occurring prior to the time of such amendment or repeal.

11. Indemnification. The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

12. Adoption, Amendment or Repeal of By-Laws. In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to make, alter, amend or repeal the By-laws by the affirmative vote of the Whole Board subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to make, alter, amend or repeal the By-laws; provided, that with respect to the powers of stockholders entitled to vote with respect thereto to make, alter, amend or repeal the By-laws, from and after the date of the Triggering Event, in addition to any other vote otherwise required by law, the affirmative vote of the holders of seventy-five percent (75%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to make, alter, amend or repeal the By-laws.

13. Adoption, Amendment and Repeal of Certificate. Subject to Article 5, the Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Sections 7.1(i), 7.2, 7.3 and 7.4 of Article 7, Sections 8.1 and 8.2 of Article 8 or Article 9, 11, 12, 13 or 14 may be altered, amended or repealed in any respect, nor may any provision or by-law inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, (i) until the Triggering Event, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class and (ii) from and after the date of the Triggering Event, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of seventy-five percent (75%) of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.

14. Forum for Adjudication of Disputes.

14.1 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware (together with the Court of Chancery, the “Delaware Courts” and, individually, a “Delaware Court”)) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the By-Laws, (iv) any action or proceeding to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the By-Laws (including any right, obligation, or remedy thereunder), (v) any action or proceeding as to which the General Corporation Law confers jurisdiction to the Court of Chancery or (vi) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (vi) above, (A) any claim for which the Delaware Courts do not have subject matter jurisdiction; or (B) any action arising under the Securities Act of 1933, as amended (the “Securities Act”), as to which the federal district courts for the United States of America

(the “U.S. Federal Courts”) shall have exclusive jurisdiction to the fullest extent permitted by law, unless the Corporation consents in writing to the selection of an alternative forum. Notwithstanding the foregoing, the provisions of this Section 14.1 will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction.

To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 14.

15. Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

16. Corporate Opportunity. The Corporation hereby renounces, to the maximum extent permitted by law, any business or other opportunity that is or may be presented to one or more of its Directors or officers, except any business or other opportunities related to tax, consulting, valuation, and other services activities (the “Activities”) as to which any such Director or officer became aware in his or her capacity as a Director or officer of the Corporation.

17. Definitions. As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:

(a)	“Admission Event” means the admission of the Corporation as the Managing Member of AT Umbrella LLC.

(b)	“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

(c)

“Aggregator” means Andersen Aggregator LLC, a Delaware limited liability company (or any successor in interest thereto designated as such by Andersen Aggregator LLC in a notice to the Company), through which employees, consultants or services providers of AT Umbrella LLC or its Subsidiaries will indirectly hold Units.

(d)

“AT Umbrella LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of AT Umbrella LLC by and among AT Umbrella LLC, the Corporation, Aggregator and the other Persons that may become parties thereto from time to time in effect as of the Admission Event, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.

(e)	“Board” is defined in Section 5.1(ii)(1).

(f)	“By-laws” is defined in Section 7.1.

(g)	“Certificate of Incorporation” is defined in the recitals.

(h)	“Chairman” means the Chairman of the Board.

(i)	“Chief Executive Officer” means the Chief Executive Officer of the Corporation.

(j)	“Class A Common Stock” is defined in Section 4.1.

(k)	“Class B Common Stock” is defined in Section 4.1.

(l)	“Class X Umbrella Unit” means a Class X Umbrella Unit of AT Umbrella LLC.

(m)	“Common Stock” is defined in Section 4.1.

(n)

“control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

(o)	“Corporation” means Andersen Group Inc.

(p)	“Covered Person” is defined in Section 11.1.

(q)	“Director” is defined in Section 7.1.

(r)

“Disposition Event” means any merger, consolidation, conversion, domestication, reorganization or other business combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer), unless, following such transaction, all or substantially all of the holders of the voting power of all outstanding classes of Common Stock and series of Preferred Stock that are generally entitled to vote in the election of Directors prior to such transaction or series of transactions, continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions in substantially the same proportions as immediately prior to such transaction or series of transactions.

(s)

“Equity Securities” means, with respect to any Person, any (i) membership interests or shares of capital stock, (ii) equity, ownership, voting, profit or participation interests or (iii) similar rights or securities in such Person or any of its subsidiaries, or any rights or securities convertible into or exchangeable for, options or other rights to acquire from such Person or any of its subsidiaries, or obligation on the part of such Person or any of its subsidiaries to issue, any of the foregoing.

(t)	“Exchange Act” is defined in Section 14.1.

(u)	“General Corporation Law” is defined in the recitals.

(v)	“LTIP Unit” means the Units of AT Umbrella LLC issued to Aggregator (or such other Person as the Corporation may designate) and designated as an “LTIP Unit,” having the rights, powers, privileges, restrictions, qualifications and limitations set forth in Schedule B to the AT Umbrella LLC Agreement or other documentation pursuant to which such LTIP Unit (or such agreement or documentation under which the corresponding LTIP Unit of Aggregator) is granted or issued.

(w)

“Paired Interest” means each Unit, share of stock, or other Equity Security that is exchangeable for one or more other Units, shares of stock, or other Equity Security, which shall include those certain Class X Umbrella Units owned, directly or indirectly, by Aggregator and those certain shares of Class B Common Stock which are together exchangeable in a one-to-one ratio for Class A Common Stock, and such shares of Class A Common Stock.

(x)	“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

(y)	“Preferred Stock” is defined in Section 4.1.

(z)	“Preferred Stock Directors” is defined in Section 7.1.

(aa)	“Proceeding” is defined in Section 11.1.

(bb)	“Stock Adjustment” is defined in Section 5.1(ii)(3).

(cc)

“Transfer” of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation or other disposition or encumbrance of such share or any legal or beneficial interest in such share, in whole or in part, whether or not for value and whether voluntary or involuntary or by operation of law; provided, however, that the following shall not be considered a “Transfer”: (i) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with actions to be taken at annual or special meetings of stockholders or in connection with any action by written consent of the stockholders solicited by the Board (at such times as action by written consent of stockholders is permitted under this Certificate of Incorporation); (ii) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with the Corporation and/or its stockholders that (x) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (y) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (z) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; (iii) entering into a voting or support agreement (with or without granting a proxy) in connection with any merger, consolidation, reorganization or other business combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer); (iv) the pledge of shares of capital stock of the Corporation by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as such stockholder continues to exercise sole voting control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer”; or (v) the fact that the spouse of any holder of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock.

(dd)

“Triggering Event” means the occurrence of the first date on which Aggregator and its designees and affiliates, collectively, cease to beneficially own (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) shares of Common Stock representing at least 50% of the total voting power of the outstanding shares of Common Stock entitled to vote generally in the election of Directors.

(ee)

“Units” means Class X Umbrella Units, LTIP Units or any other class of limited liability interests in AT Umbrella LLC designated by AT Umbrella LLC after the date hereof in accordance with the AT Umbrella LLC Agreement; provided that any type, class or series of Units shall have the designations, preferences and/or special rights set forth or referenced in the AT Umbrella LLC Agreement, and the membership interests of AT Umbrella LLC represented by such type, class or series of Units shall be determined in accordance with such designations, preferences and/or special rights.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation of Andersen Group Inc. has been duly executed by the officer below this 8th day of December, 2025.

By:	/s/ Mark L. Vorsatz
Name:	Mark L. Vorsatz
Title:	President and Chief Executive Officer

[Signature Page to Amended and Restated Certificate of Incorporation]